August 26, 2020

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Burton and Kevin Kuhar

Re:	IMV Inc.
Form 40-F for the Fiscal Year Ended December 31, 2019
Filed March 30, 2020
File No. 001-38480

Mr. Burton and Mr. Kuhar:

This letter is being submitted in response to the comments provided by the staff of the Office of Life Sciences of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 24, 2020 (the “Comment Letter”) with respect to the above-referenced periodic report filed by IMV Inc. (“we,” “us,” “our,” “IMV” or the “Company”). For your convenience, we have set forth each comment from the Comment Letter in italics and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 40-F for the Fiscal Year Ended December 31, 2019

Exhibit 99.2

Note 4. Significant accounting policies, judgments and estimation uncertainty

Calculation of initial fair value and carrying amount of long-term debt, page 9

1.        It appears the fair value of your Atlantic Innovation Fund and Province of Nova Scotia loan agreements are determined using Level 3 inputs under IFRS 13. Please revise future filings to provide all of the disclosures required by paragraph 93 of IFRS 13 for these instruments. The disclosure should include, at a minimum, identification of the fair value hierarchy under 93(b), a reconciliation of the beginning and ending balances for Level 3 instruments under 93(e) and the amount of gain or losses recorded for the period under 93(f).

Response to Comment 1:

The loans are initially recorded at fair value and the Company will be providing additional disclosure under paragraph 93 of IFRS 13 for the non-recurring measurement at initial recognition going forward. As discussed in “Note 4. Significant accounting policies, judgments and estimation uncertainty,” subsequent to initial recognition, the above-referenced loans are carried at amortized cost. Accordingly, the Company does not believe paragraph 93 of IFRS 13 is applicable for recurring measurements subsequent to initial measurement.

Exhibit 99.3

Results of Operations

Research and development expenses, page 26

2.        We note that you have multiple products in varying stages of development and clinical testing. Please revise future filings to provide more detail for your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

Response to Comment 2:

We take note of the Commission’s comment and will provide more detail for our research and development expenses in future filings.

Exhibit 99.4 and 99.5, page 1

3.        We note the Section 302 certifications provided in Exhibits 99.4 and 99.5 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows for these omissions. Please file an abbreviated amendment containing the cover page, explanatory note, signature page and currently dated certifications that include paragraphs 1, 2, 4 and 5. Refer to General Instruction B(6)(a)(1) of Form 40-F.

Response to Comment 3:

We will file an abbreviated amendment containing the cover page, explanatory note, signature page and currently dated Section 302 certifications that include paragraphs 1, 2, 4 and 5.

If you have any further questions regarding the responses to the comments above or require additional information, please do not hesitate to contact me at 581-741-6639 or 418-575-7088.

Sincerely,

/s/ Pierre Labbé

Pierre Labbé

Chief Financial Officer

cc:	Thomas Rose, Troutman Pepper Hamilton Sanders LLP
Philippe Leclerc, McCarthy Tétrault LLP
Pascale Lavoie, PricewaterhouseCoopers LLP